MICROMEM TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Circular is furnished in connection with a solicitation of proxies being made by the management of Micromem Technologies Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held at the date, place and time and for the purposes set forth in the Notice of Meeting accompanying this Circular and at any adjournment thereof (the “Meeting”).

Except as otherwise stated, the information provided in this Circular is given as of May 31, 2017.

APPOINTMENT OF PROXY

The persons named in the accompanying form of proxy are Directors and Officers of the Company. A shareholder has the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purposes in the form of proxy.

DEPOSIT OF PROXY

To be valid, proxies must be deposited at the office of TSX Trust Company, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern time) on Wednesday, July 19, 2017, or if the meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

REVOCATION OF PROXY

Any shareholder giving a proxy to attend and vote at the Meeting has the right to revoke the proxy:

(a)	by depositing in writing executed by such shareholder or by his or her attorney authorized in writing:

i.

at the registered office of the Company c/o 121 Richmond St W, Suite 304, Toronto, Ontario M5H 2K1 at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or

	ii.	with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner permitted by law.

A proxy is valid only with respect to the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own common shares, as a substantial number of persons do not hold common shares in their own name. Shareholders who hold common shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TSFA or similar plan) or who otherwise do not hold the common shares in their own name should note that only proxies deposited by persons whose names appear on the record of the Company may be recognized and acted upon at the Meeting. Common shares held through intermediaries by shareholders who have not received the Meeting materials directly from the Company or TSX Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those common shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the common shares held by them. The Directors and Officers of the Company do not know for whose benefit the common shares registered in the name of the intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of common shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their common shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)

a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned common shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)

more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the common shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

METHOD OF SOLICITATION

The solicitation of proxies by the Company will be made primarily by mail, but may also be carried out by officers and employees of the Company. The cost of the solicitation of proxies will be borne by the Company.

RECORD DATE

Persons registered on the books of the Company at the close of business on June 2, 2017 (the “Record Date”) and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting.

VOTING SHARES

As of the close of business on May 31, 2017, there were 205,102,878 outstanding common shares entitled to be voted at the Meeting. Each shareholder is entitled to one vote for each common share held.

VOTE REQUIRED

The resolutions to be presented at the Meeting for the election of Directors and the appointment of an auditor are ordinary resolutions requiring the favourable vote of a majority of the common shares represented and voting in person or by proxy on such resolutions at the Meeting.

PROXY VOTING

In the case of voting in respect of the election of Directors and the appointment of an auditor, common shares represented by an effective proxy given by any shareholder in the form provided will be voted or withheld from voting in accordance with the instructions specified therein and, WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR THE NOMINEES FOR DIRECTORS AND FOR THE REAPPOINTMENT OF COLLINS BARROW TORONTO LLP LICENSED PUBLIC ACCOUNTANT AS AUDITORS. The form of proxy confers discretionary power in respect of amendments or variations to matters identified in the notice of meeting and other matters that may properly come before the Meeting. At the date of this circular, there were no amendments or variations to such matters or any other matters to come before the Meeting known to the Board of Directors.

The Shareholders will also receive, if so requested, the Company’s annual consolidated financial statements for the fiscal year ended October 31, 2016, and the auditors’ report thereon.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and Executive Officers of the Company, as May 31, 2017, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding voting shares.

NOTICE AND ACCESS REGIME

National Instrument 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations allow for the use of a “notice-and-access” regime for the delivery of proxy-related materials such as our Circular (“Proxy Materials”).

Under the notice-and-access regime, reporting issuers are permitted to deliver the Proxy Materials by posting them on SEDAR as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Proxy Materials under this regime. The notice package must include: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Proxy Materials; and (iv) a plain-language explanation of how the new notice-and-access system operates and how the Proxy Materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders from whom consent to electronic delivery has not been received.

The Company has elected to send its Proxy Materials to Shareholders using the notice-and-access regime. Accordingly, the Company will send the above-mentioned notice package to Company Shareholders which includes instructions on how to access the Company's Proxy Materials online and how to request a paper copy of these materials. Distribution of the Company's Proxy Materials pursuant to the notice-and-access regime benefits the Company through a substantial reduction in both postage and material costs, and also promotes environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Company provide for a minimum of one Director and a maximum of twelve Directors, as determined by the Board of Directors. The proposed number of Directors to be elected at the Meeting is 7. The board of directors recommends a vote “for” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. Unless authority to do so is withheld, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated in the table below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the common shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table states the names of the persons nominated by management for election as Directors, their province/state of residency, current principal occupation, business or employment and the same for the previous five years unless disclosed in an information circular previously provided to shareholders, and the number of shares of the Company beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of May 31, 2017. If elected, the term of office as Director for each nominee will expire at the next annual shareholders’ meeting. The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Joseph Fuda Ontario, Canada (February 2002)	President and Chief Executive Officer of the Company.	747,478/0.37%
David Sharpless(4), Ontario, Canada (March 2001)	Chairman and CEO of Maverick Inc. (a private corporation)	517,308(1) / 0.25%
Steven Van Fleet New York, U.S.A. (March 2002)	President of Micromem Applied Sensor Technologies Inc., the Company’s wholly-owned US based subsidiary.	– / –
Larry Blue Maryland, U.S.A. (November 2005)	Chief Operating Officer, Bell & Howell Limited since August, 2013; previously an independent consultant in the technology sector.	193,600 / 0.09%
Oliver Nepomuceno(3),(4) Lugano, Switzerland (June 2006)	Investment banker for Crystal Business SA., a Swiss investment company located in Lugano, Switzerland.	1,078,572 / 0.53%
Alex Dey(3)(4)(5) Ontario, Canada (September, 2010)	Retired since August 1, 2004. He is currently President of a private company that provides accounting and tax services.	899,800(2) / 0.44%
Brian Von Herzen Nevada, USA (February, 2014)	Since 1993, Chief Executive Officer of Rapid Prototypes, Inc., which provides turnkey electronic product design services and development of electronic systems and integrated circuits; software and hardware/software co-design, based in California.	– / –

Notes:
(1)	192,308 of these common shares are indirectly held by a family member of David Sharpless.
(2)	254,863 of these common shares are indirectly held by a corporation; 123,427 are indirectly held by a family member of Alex Dey.
(3)	Member of the Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of the Disclosure Committee

Cease Trade Orders and Bankruptcies

In January 2009, the TSXV suspended trading on XGEN Ventures Inc. (“XGEN”) for various disclosure-related matters. These matters were satisfactorily resolved, the cease trade was lifted and the shares of XGEN resumed trading in May 2009. During this period Dan Amadori was a Director of XGEN.

In July 2010, a cease trade order was issued against Echo Energy Canada Inc. (“Echo Energy”), due to its failure to file annual financial statements for the year ending December 31, 2009 and interim financial statements for the quarter ended March 31, 2010. Echo Energy’s failure to file the financial statements in question was a result of the financial difficulties confronting the company, and a receiver was appointed for Echo Energy (with the consent of Echo Energy) on October 21, 2010. During this period Joseph Fuda and Oliver Nepomuceno were Directors of Echo Energy.

APPOINTMENT OF AUDITORS

The auditors of the Company are Collins Barrow Toronto LLP, Chartered Accountants of Toronto, Canada (“Collins Barrow”). Collins Barrow was appointed as the auditors of the Company on June 30, 2009. The Audit Committee meets on a regular basis and conducts periodic reviews of all professional services. After such review, the Board recommends the reappointment of Collins Barrow Toronto, LLP, Licensed Public Accountants as the Company’s independent auditors to hold office until the next annual meeting of shareholders.

The board of directors recommends a vote “for” the appointment of Collins Barrow as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Collins Barrow as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company, or until its successor is appointed, and the authorization of the board of directors of the Company to fix the remuneration of the auditors of the Company.

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION

This discussion describes the compensation program of Micromem Technologies Inc. (the "Corporation") for each person who acted as Chief Executive Officer (CEO), Chief Financial Officer (CFO) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose compensation was more than $150,000 during the financial year ended October 31, 2016 (each a "Named Executive Officer" or "NEO" and collectively the "Named Executive Officers" or NEOs"). This document will address the Corporation's executive compensation philosophy and objectives and provide a review of the process our compensation committee undertakes in deciding how to compensate the Corporation's NEOs for the financial year ended October 31, 2016.

a)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

b)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

c)

in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year; and

d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year.

Unless otherwise stated, all amounts with respect to executive compensation are stated in United States dollars ("USD").

Named Executive Officers

During the year ended October 31, 2016, the Corporation had four Named Executive Officers, namely: Salvatore Fuda, Chairman (until April 26, 2016); Joseph Fuda, Chief Executive Officer; Dan Amadori, Chief Financial Officer; and Steven Van Fleet, Business Development Manager and President of the Corporation’s wholly-owned U.S. subsidiary, Micromem Applied Sensor Technologies Inc.

There were no other NEOs in 2016 as no other officers or individuals acting in a similar capacity earned in excess of $150,000 during the year ended October 31, 2016.

Compensation Excluding Compensation Securities

The following table sets out all compensation paid to NEOs and directors who are not NEOs, other than stock options and other compensation securities, for each of the years ended October 31, 2016 and October 31, 2015.

Table of compensation excluding compensation securities
Name and position(1)	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)(2)	Value of all other compensation ($)(3)	Total compensation ($)
Joseph Fuda, CEO and Director(4)	2016	$353,786	Nil	Nil	Nil	Nil	$353,786
	2015	$150,786	Nil	Nil	Nil	Nil	$150,786
Dan Amadori, CFO(5)	2016	$113,266	Nil	Nil	Nil	Nil	$113,266
	2015	$119,707	Nil	Nil	Nil	Nil	$119,707
Steven Van Fleet, Business Development Manager, Director and President of MAST Inc. (6)	2016	$231,309	Nil	Nil	Nil	Nil	$231,309
	2015	$227,647	$244,074	Nil	Nil	Nil	$471,722
Salvatore Fuda, Past Chairman and Director(7)	2016	$113,266	Nil	Nil	Nil	Nil	$113,266
	2015	$119,707	Nil	Nil	Nil	Nil	$119.707
David Sharpless, Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Larry Blue, Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Oliver Nepomuceno, Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Alex Dey, Director	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Craig Carlson, former Director(8)	-	-	-	-	-	-	-
	2015	$34,705	Nil	Nil	Nil	Nil	$34,705
Brian Von Herzen, Director(9)	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Brandt, former Director and Advisory Board member(10)	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil

(1) The compensation of each NEO is disclosed first, followed by compensation of any director who is not an NEO.
(2) Prequisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are greater than (a) $15,000 if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater. The nature of any perquisites representing more than 25% of the total value of an NEO or director’s perquisites is disclosed in a footnote to this table.
(3) Value of all other compensation includes (a) any incremental payments, payables and benefits to a NEO or director that were triggered by a change of control, severance, termination or constructive dismissal that occurred before the end of the applicable financial year, and (b) all compensation relating to defined benefit or defined contribution plans including service costs and other compensatory items such as plan changes and earnings that are different from the estimated earnings for defined benefit plans and above market earnings for defined contribution plans, but (c) excluding Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursements and relocation plans that do not discrimate in scope, terms or operation that are generally available to all salaried employees.

(4) In 2016 Joseph Fuda’s base compensation amount of $256,000 CDN ($199,500 US at the then prevailing exchange rates) remained unchanged from 2015. No bonus was paid in 2016.
(5) In 2016 Dan Amadori’s base compensation amount of $150,000 CDN ($119,707 US at the then prevailing exchange rates) was unchanged from 2015. No bonus was paid in 2016.
(6) Steven Van Fleet’s base compensation amount in 2016 and in 2015 was $231,280. (7) Salvatore Fuda’s base compensation in each of 2016 and 2015 was $150,000 Canadian based on a month to month contract (2016: $113,266 US; 2015: $119,707 at the then prevailing exchange rates). He did not stand for reelection to the Board on April 26, 2016; his compensation was extended to October 31, 2016.
(8) Craig Carlson was elected as a director of the Company in November 2013; he resigned as a director in June 2015. He was paid a monthly fee of $5,000 for consulting services provided; totaling $30,000 in 2015.
(9) Brian Von Herzen was appointed to the Board of Directors on February 19, 2014. The Company was invoiced $1,049,524 in 2015 by Rapid Prototypes Inc., a company that is controlled by Brian Von Herzen. These payments relate to the period after his election as a director. Rapid Prototypes Inc. is an engineering and design company whose staff have worked for the Company on a number of its significant development projects for its clients. These services were provided to the Corporation based on purchase orders submitted by Rapid Prototypes Inc. and approved by Steven Van Fleet, in his capacity as President of MAST.
(10) Andrew Brandt resigned from the Board of Directors on January 30, 2016. He joined the Company’s Advisory Board at that time.

External Management Companies – Dan Amadori
Dan Amadori is engaged by the Corporation through his company, Lamerac Financial Corp., to provide management services on a month-to-month contract which stipulates an annual base amount of remuneration of (CDN) $150,000 for his services. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee with the approval of the Board of Directors. There are no provisions for any additional payments upon termination.

Stock Options and Other Compensation Securities

There were no compensation securities granted or issued to NEOs and directors who are not NEOs in the fiscal year ended October 31, 2016.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out all exercises of compensation securities by NEOs and directors during the fiscal year ended October 31, 2016.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price Per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price Date Exercise ($)	Total Value on Exercise Date ($) on of
Joseph Fuda, CEO and Director	Options Options Options Options Options	300,000 50,000 252,318 219,048 100,000	0.20 0.20 0.20 0.20 0.20	June.21.16 July.26.16 July.29.16 Oct.5.16 Oct.31.16	0.30 0.27 0.23 0.22 0.25	0.10 0.07 0.03 0.02 0.05	30,000 3,500 7,570 4,381 5,000
Dan Amadori, CFO	Options	1,000,000	0.20	May.26.16	0.28	0.08	80,000
Steven Van Fleet, Business Development Manager, Director and President of MAST Inc.	Options Options Options Options	200,000 200,000 550,000 50,000	0.20 0.20 0.20 0.20	May.6.16 June.10.16 June.15.16 June.21.16	0.35 0.27 0.26 0.30	0.15 0.07 0.06 0.10	30,000 14,000 33,000 5,000
Salvatore Fuda, Chairman and Director	Options	700,000	0.20	June.1.16	0.27	0.07	49,000
David Sharpless, Director	-	-	-	-	-	-	-
Larry Blue, Director	-	-	-	-	-	-	-
Oliver Nepomuceno, Director	-	-	-	-	-	-	-
Alex Dey, Director	-	-	-	-	-	-	-
Brian Von Herzen, Director	-	-	-	-	-	-	-

Stock Option Plan

The purpose of the Corporation’s stock option plan, as amended and restated as of December 12, 2014 and approved by the shareholders on January 30, 2016 (the “Stock Option Plan”) is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation. The total number of shares that may be issued pursuant to options granted under the Stock Option Plan is 18,840,000. As at October 31, 2016, there were options outstanding under the Stock Option Plan to purchase 4,395,000 common shares representing 2.2% of the issued and outstanding common shares of the Corporation. The number of securities remaining available for future issuance under the Stock Option Plan is 3,067,634.

Under the Stock Option Plan, options are granted at not less than the closing price of the common shares on the day before the date of grant. Options may be issued with vesting provisions as determined at the time of grant. The expiry date for options granted under the Stock Option Plan can be any time up to ten years from the date of grant. Options cannot be transferred or assigned by a participant. Options that expire unexercised are available for subsequent option grants.

Options expire under the Stock Option Plan on the earliest of: (i) subject to any provision in the Stock Option Plan to the contrary, on the day the option holder is no longer an Eligible Person, (ii) in the case of termination that is not for cause, the day that is forty-five (45) days following the date of termination (other than for just cause or by reason of death or disability), subject to the discretion of the Board of Directors to extend the expiry period (and any vesting within such period) to no more than ninety (90) days after termination, (iii) immediately upon termination by the Corporation or a subsidiary of employment for just cause, (iv) one year following the death of a participant for options vested as of the date of such participant’s death, subject to the discretion of the Board of Directors to the vesting of the option during such period, or (v) the option termination date.

The Board of Directors of the Corporation, subject to any regulatory or required shareholder approval, has the power under the Stock Option Plan to amend or terminate the Stock Option Plan at any time, provided, however, that any such amendment or termination shall not materially adversely affect the rights of a participant.

The Corporation does not provide any financial assistance to participants under the Stock Option Plan to facilitate the purchase of securities.

Employment, Consulting and Management Agreements

Joseph Fuda
Joseph Fuda was appointed as the Corporation’s Chief Executive Officer on February 13, 2002. He has had a month-to-month contract since 2010, which stipulated an annual base amount of remuneration of (CDN) $160,000 for his services. This base amount was increased to $256,000 (CDN) in 2013. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee. There are no provisions for any additional payments upon change of control, severance, termination or constructive dismissal.

Dan Amadori
Dan Amadori was appointed Chief Financial Officer of the Corporation on June 29, 2004. He is engaged by the Corporation through his company, Lamerac Financial Corp., to provide management services on a month-to-month contract which stipulates an annual base amount of remuneration of (CDN) $150,000 for his services. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee. There are no provisions for any additional payments upon change of control, severance, termination or constructive dismissal.

Steven Van Fleet
Steven Van Fleet was engaged to provide management services as President of Micromem Applied Sensor Technologies Inc. under a three-year contract from May 2008 – 2011. The contract has since been extended on the same terms on a month-to-month basis and currently stipulates an annual base amount of remuneration of US $231,280 for his services. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee. There are no provisions for any additional payments upon change of control, severance, termination or constructive dismissal.

Salvatore Fuda
Salvatore Fuda served as Chair of the Board of Directors from 1998 until April, 26, 2016 where he stepped down as Chair. Since 2010, Salvatore Fuda’s remuneration has been determined on a month-to-month basis at an annual rate of $150,000 (CDN). His engagement and compensation ceased as of October 31, 2016.

Oversight and Description of Director and Named Executive Officer Compensation

The objective of the Corporation's executive compensation program is to attract qualified executives who can provide the leadership and management skills necessary to achieve the Corporation's business plan goals and build long-term shareholder value. The program is designed to reward its executives financially for achieving and surpassing annual operating performance targets through revenue growth and productivity improvement.

The Corporation’s executive compensation program has two key elements:

1.

Base Compensation and Bonus - The Corporation establishes a base compensation level unique to each executive that reflects the executive's business credentials, level and length of experience, past compensation history and existing levels of executive compensation. This ensures that the Corporation can attract experienced and qualified executives. The Corporation also pays bonuses to its executives that are tied to performance criteria and goals established from time to time. Specific performance criteria and goals, as well as the approximate weight assigned to each performance criterion or goal, are disclosed in this document as footnotes to the table of “Compensation Excluding Compensation Securities”. Base compensation and bonuses are recommended by the Compensation Committee and approved by the Board of Directors.

2.

Corporate Share Ownership - The stock option plan provides an opportunity for each executive to acquire equity in the Corporation. Ownership of common shares aligns the interests of executives with that of the shareholders, and encourages them to focus on increasing shareholder value. Option grants are recommended by the Compensation Committee and approved by the Board of Directors.

The Corporation's Compensation Committee is composed of two members, Oliver Nepomuceno and Alex Dey. Mr. Dey and Mr. Nepomuceno are independent as neither of them hold any position with the Corporation other than that of director. Mr. Dey is a Chartered Accountant and was previously the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services. Mr. Nepomuceno manages a private investment banking operation in Switzerland.

The Compensation Committee is responsible for implementing and overseeing compensation, benefits and human resource policies to be approved by the Board of Directors. The Compensation Committee does not use peer groups to determine compensation. It reviews compensation from time to time and modifies each compensation element as required based on financial and operational performance, taking into consideration the Corporation’s financial strength and the general economic climate.

Significant Events Affecting Compensation In the Most Recently Completed Financial Year

No such events occurred in 2016.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as at October 31, 2016 concerning securities authorized for issuance under the Corporation’s Stock Option Plan:

Stock Option Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	4,395,000	$0.45	3,067,634
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,395,000	$0.45	3,067,634

(1) Under the Stock Option Plan, a maximum of 18,840,000 common shares are reserved to be issued upon the exercise of options, as set forth in the Management Information Circular prepared for the annual and special meeting of the shareholders held on January 30, 2016. At October 31, 2016, the Corporation had 204,388,569 common shares issued and outstanding.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The following table sets out the aggregate indebtedness of all Executive Officers, Directors, employees and former Executive Officers, Directors and employees of the Company or any of its subsidiaries (i) to the Company or to any of its subsidiaries, or (ii) to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar understanding provided by the Company or any of its subsidiaries. The table includes aggregate indebtedness that relates to either a purchase of securities or other indebtedness as specified in the table, and that is outstanding as at a date within thirty (30) days prior to the date of this Circular.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	-	-
Other (Employees)	$7,586	-

COMPENSATION OF DIRECTORS

The amount and form of Director compensation is reviewed periodically by the Board of Directors. The Directors do not currently receive cash compensation from the Company for their participation on the Board of Directors or as a member of a committee. The Company does, from time to time, grant options to its Directors to purchase common shares of the Company which options are granted pursuant to the Company’s Stock Option Plan. Such options are offered to Directors at prices that are equal to or above the market price for the common shares at the date that the options are granted. The Company granted 520,000 stock options to Directors in 2014 and 1,185,000 stock options to Directors in 2015.

The Company awarded a total of 450,000 common shares to the three members of the Audit Committee in 2015 as compensation in recognition of services provided to the Company between 2007-2015 as follows:

David Sharpless (225,000 shares), Alex Dey (100,000 shares), Oliver Nepomuceno (125,000 shares). The total value of the share consideration provided was $220,500.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or senior officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the Directors or the appointment of auditors.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons (as that term is defined in National Interest 51-102) of the Company, no proposed nominee for election as a Director of the Company and no associate or affiliate of such persons or proposed directors has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company and its subsidiaries have Directors and Officers liability insurance providing a total of $5,000,000 coverage for both Directors and officers as a group. The Company indemnifies, subject to applicable law, all Directors and officers and is liable in respect of Directors and officers for the $150,000 deductible. The total premium paid in the fiscal year ended October 31, 2016 was $50,050.

AUDIT COMMITTEE AND STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives. The independent directors, when necessary, hold in-camera sessions exclusive of non-independent directors and members of management which facilitates open and candid discussion amongst the independent directors and a degree of independent supervision over management.

Four of the seven members of the Board are independent as defined in National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”). The independent directors are Larry Blue, Oliver Nepomuceno, Alex Dey and David Sharpless. Three members of the Board are not independent, those being Joseph Fuda, Steven Van Fleet and Brian Von Herzen. Joseph Fuda is not independent as a result of being a member of the Company’s management and Steven Van Fleet is not independent because he serves as President of the Company’s wholly-owned subsidiary, Micromem Applied Sensor Technologies Inc. Brian Von Herzen is not independent because his company, Rapid Prototypes Inc., has been a subcontractor to the Company in prior years.

The Board of Directors has adopted a Governance Committee Charter. To date the tasks associated with the Governance Committee have been discharged by the Audit Committee.

Directorships

The following members of the Board of Directors are also directors of other reporting issuers:

David Sharpless	-	Copernican International Financial Split Corp. (TSX)
Copernican World Banks Split Inc. (TSX)

Orientation and Continuing Education

The Company does not have an orientation and education program in place for new board members. New board members will participate in such training and orientation as may be deemed by the Board to be necessary or appropriate in the circumstances.

Audit Committee

The text of the audit committee charter is disclosed in Schedule “A” of this circular.

The Audit Committee is currently composed of three directors: David Sharpless (Chair), Oliver Nepomuceno and Alex Dey. All three members of the audit committee are independent and financially literate as defined in NI 52-110.

David Sharpless (Chair) –	Mr. Sharpless acted as legal counsel for a number of private and public companies and currently serves on the board of a number of publicly listed and private companies.
Oliver Nepomuceno –

Mr. Nepomuceno is an investment banker located in Switzerland and has participated in a variety of transactions in various global jurisdictions. He has acted on behalf of a number of private and public companies. Mr. Nepomuceno also serves on the Compensation Committee.

Alex Dey -

Mr. Dey was previously the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services. Mr. Dey also serves on the Compensation and Disclosure Committees.

The Audit Committee acts on behalf of the Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. This Committee is also responsible for assuring that the Company’s financial statements accurately portray the financial position of the Company and the results of its operations. It reviews other matters relating to the financial position of the Company and the results of its operations. As the Committee sees fit, it recommends the appointment, change or reappointment of the external auditor. It also reviews and approves the non-audit services provided by the external auditor. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Since the commencement of the issuer’s most recent financial year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board of Directors. The Audit Committee formally met on a quarterly basis in 2015 and in 2016 and met informally as required during these fiscal years.

The Audit Committee meets annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. The Audit Committee also reviews the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Pursuant to section 6.1 of National Instrument 52-110, the Company is providing the disclosure required for venture issuers under Form 52-110F2:

Fees Paid to Auditors

The following sets out fees paid to Collins Barrow in 2016 and 2015. All amounts given are in Canadian Dollars.

	2016	2015
Audit Fees:	$245,000	$175,000

Tax Fees:	$ 0	$ 0
All Other Fees:	$0	$0
Total:	$245,000	$175,000

The Audit Committee determined that the provision of the non-audit services (comprised of services provided to the Company in connection with the required securities filings) did not compromise the independence of Collins Barrow LLP.

Disclosure Committee

The Disclosure Committee is currently composed of two Directors: Joseph Fuda and Alex Dey. This Committee works in concert with the President of MAST, Steven Van Fleet and the Chief Financial Officer and is primarily responsible for ensuring compliance with the Company’s disclosure policies as the same applies to all public disclosures and statements made by or about the Company. The Disclosure Committee works closely with the Audit Committee with respect to all financial disclosure made by the Company. The Disclosure Committee meets on an as required basis. In addition to the scheduled meetings the committee meets if and when an issue pertaining to disclosure is required.

Compensation Committee

The Compensation Committee is currently composed of two Directors: Oliver Nepomuceno and Alex Dey. The Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is competitive to retain executive management and other key personnel. The Committee also provides recommendations to the Board of Directors regarding the Company’s Stock Option Plan. The Compensation Committee was formed by the Board of Directors on March 26, 2008. The Compensation Committee met as required during 2015 and 2016. The Committee makes its recommendation pertaining to compensation based on competitive market rates that exist in similar industries and companies both private and public.

Nomination of Directors

The Company does not presently have a Nominations Committee. The Board, as a whole, reviews the size of the Board of Directors to ensure the facilitation of effective decision making. Where changes to the composition of the Board are deemed to be beneficial to the Board as a whole, the Board will collectively identify, put forward suitable candidates or consider nominees, if any, recommended by shareholders.

Advisory Board

Since inception, the Advisory Board has not been actively involved in the business affairs of the Company. On December 2, 2014, the Company established an Advisory Board whose purpose is to advise and to make non-binding recommendations to the Board of Directors on matters within their experience and expertise. The Advisory Board consists of a minimum of one or more members as is determined from time to time by the Board of Directors, and who will enter into agreements with the Company regarding their membership on the Advisory Board and compensation for their work in this role. For clarity, members of the Advisory Board are not members of the Board of Directors, and may only attend and/or participate in any meeting of the Board of Directors in a reporting capacity upon the invitation of the Board of Directors.

Andrew Brandt served as a member of the Board of Directors of the Company since June, 2000. He did not stand for re-election to the Board of Directors at the Annual General Meeting of Shareholders on January 30, 2015. The Board of Directors have appointed Mr. Brandt to the Advisory Board effective January 30, 2015.

Salvatore Fuda served as Chairman of the Company since 1998. He did not stand for re-election to the Board of Directors at the Annual General Meeting of Shareholders on April 26, 2016. The Board of Directors appointed him to the Advisory Board effective April 26, 2016.

Committee Charters

The charter for the Audit Committee, Disclosure Committee, Compensation Committee, Governance Committee and Advisory Board were included in prior year’s Information Circular and are unchanged as of the date hereof. The charter for the Audit Committee is included as Schedule “A” to this Information Circular. The charters are also disclosed on the Company’s website.

Assessments

In view of the size and current state of the Company’s development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, committee and individual director effectiveness. In view of the frequency of both formal and informal Board meetings during the course of the year there is ample opportunity for each director to assess the effectiveness of all other directors. The Company is not proposing to adopt a formal process for assessment at the present time.

Ethical Conduct

The Company ensures that all employees, executives and Board members conduct their actions in an ethical manner by enforcing the existing corporate governance policies and charters described herein. In the event there is a need to implement additional corporate governance policies the company will assess the need to enact the appropriate policy and oversee the implementation and enforcement of that policy.

Statement of Diversity

While the Company is a venture issuer and therefore is not be subject to the Ontario Securities Commission’s proposed amendments to the disclosure requirements regarding the representation of women on the Board of Directors and in senior management, the Company is committed to providing an environment in which all employees and directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. Moreover, the Company intends to model this commitment by increasing its focus on diversity among the Board of Directors and within senior management of the Company. Building diversity will take time, particularly in view of the Company’s current size and level of development. The candidates who will be considered will include male and female applicants with the requisite technical skills suitable to the Company’s requirements.

ADDITIONAL INFORMATION

The Company’s approach regarding the disclosure of information is in compliance with the requirements of the applicable securities authorities. As a reporting issuer subject to the certain securities legislations various jurisdictions, the Company is required to file financial statements, information circular and certain other materials with various securities regulators.

It is the policy of the Company to be receptive to shareholder comments or questions in any form. Also, the Company will promptly provide answers to shareholder inquiries, while being guided by legal requirements with respect to confidentiality and disclosure policies.

Additional information relating to the Company for the fiscal year ended October 31, 2016 is filed with Canadian securities administrators. Financial information is provided in the Company’s consolidated financial statements and related Management’s Discussion and Analysis (“MD&A”) October 31, 2016. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of the Company’s financial statements and MD&A may also be accessed at www.micromeminc.com and obtained by any person without charge by writing to the Company to the attention of its Chief Information Officer, 121 Richmond Street West, Suite 304, Toronto, ON M5H 2K1.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of the Company. DATED at Toronto, Ontario this 31st day of May, 2017.

MICROMEM TECHNOLOGIES INC.
Joseph Fuda (Signed)
Chief Executive Officer and President

SCHEDULE “A”
Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF MICROMEM TECHNOLOGIES INC.

1.      General

The primary focus of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in its general oversight of the Corporation’s financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Corporation’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Committee serves a board level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the members in business, financial and accounting matters.

2.      Organization

Committee members shall meet the requirements of the exchange(s) upon which the Corporation is listed as well as all governing regulatory bodies. The Committee shall comprise three or more Directors as determined by the Board of Directors, a majority of whom shall be independent non-management Directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate. The Committee members shall be appointed by the Board of Directors. The Board of Directors shall designate the Chairman of the Committee annually. The Corporation relies on certain exemptions from the requirement that all members of the audit committee be independent set forth in National Instrument 52-110 to the extent that one or more members of the audit committee are not independent.

3.      Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. At least one meeting (or more frequently as appropriate) should be with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. Meetings may be held in person in or by telephone conference. The Committee shall report on a regular basis its activities to the Board and shall make such recommendations to the Board as it deems appropriate.

4.      Responsibilities And Processes

The primary responsibility of the Committee is to oversee the Corporation’s financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee should take the appropriate actions to set the overall corporate example for quality financial reporting, sound business risk practices and ethical behaviour. The Committee is not expected to audit the Corporation, to define the scope of the audit, to control the Corporation’s accounting practices, or define the standards to be used in preparing the Corporation’s financial statements. Corporation management is responsible for preparing the financial statements and the independent auditors are responsible for auditing those statements. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement or deviate from them as appropriate. The Committee shall:

•	Evaluate, review and recommend to the Board the selection (or, where appropriate, replacement) of the Corporation’s independent auditors, subject to approval by the Corporation’s shareholders.

•	Provide guidance to, and receive reports from, the Corporation’s independent auditors and financial management.

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•

Review the interim financial statements and earnings release (if any) with management, prior to releasing the same to the public. The Chairperson (or other Committee delegate) may represent the entire Committee for purposes of review with management and the independent auditors.

•	Discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

•

Review with management and the independent auditors the financial statements as required in Canadian jurisdictions where the Corporation is a reporting issuer and provide judgments about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosure in the financial statements.

•

Meet annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. Review the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time.

•

Discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Corporation’s system to monitor and manage business risk, as well as legal and ethical compliance programs.

•	Evaluate the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

•	Consult with management in an effort to resolve areas of questionable performance or deficiencies in structure or personnel.

•	Discuss with the independent auditors the auditors’ independence from management and the Corporation.

•	Review this Charter annually and recommend to the Board appropriate changes to it.

Approved by the Audit Committee

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